                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*



                           priceline.com Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    common stock, par value $.008 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  741503106
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                                 (CUSIP Number)

                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                               (404) 715-2387
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 26, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.     [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)
                              (Page 1 of 4 pages)

                                  SCHEDULE 13D

--------------------------------------------                                   ----------------------------------
 CUSIP NO.   741503106                                                             Page 2 of 4 Pages
--------------------------------------------                                   ----------------------------------
-----------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Delta Air Lines, Inc.
-----------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO

-----------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

        NUMBER OF              8,600,067
         SHARES         -----------------------------------------------------------------------------------------
      BENEFICIALLY        8    SHARED VOTING POWER
        OWNED BY
          EACH                 0
        REPORTING       -----------------------------------------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH
                               8,600,067
                        -----------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
-----------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,600,067
-----------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-----------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%
-----------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       CO
-----------------------------------------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 CUSIP NO. 741503106                                       Page 3 of 4 Pages
-------------------------------                         ------------------------




                 This Amendment No. 6 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on July 21, 1999 and which was amended on July 30, 1999, August 19, 1999, November 17, 1999, November 18, 1999 and November 24, 1999 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.


ITEM 5           INTEREST IN SECURITIES OF PRICELINE.COM

                 Item 5 is hereby amended by adding the following information:

                 Between November 24, 1999 and November 29, 1999, Delta sold 3,297,500 shares of priceline's common stock in transactions on the Nasdaq National Market for an aggregate sales price of $209,514,708.75 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (a) Delta sold 1,300,000 shares on November 24, 1999 at an average price per share of $62.7033, (b) Delta sold 1,280,000 shares on November 26, 1999 at an average price per share of $63.4784, and (c) Delta sold 717,500 shares on November 29, 1999 at an average price per share of $65.1541.

                 As a result of the Open Market Sales, Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 8,600,067 shares of priceline's common stock. The shares beneficially owned by Delta represent approximately 5.3% of the 163,217,026 shares of priceline's common stock which priceline indicated to Delta were outstanding on November 16, 1999.

-------------------------------                         ------------------------
 CUSIP NO. 741503106                                       Page 4 of 4 Pages
-------------------------------                         ------------------------




                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 1, 1999                    Delta Air Lines, Inc.


                                           By:   /s/ M. MICHELE BURNS
                                                 -------------------------------
                                                 M. Michele Burns
                                                 Vice President and Treasurer